 Exhibit 99.1

Transition Therapeutics Receives Notification From NASDAQ

TORONTO, March 17, 2016 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) today announced that it received written notification from The NASDAQ Stock Market ("NASDAQ") on March 15, 2016 advising the Company that because the bid price of the Company's common shares for the previous 30 consecutive trading days had closed below the minimum $1.00 per share (the "Minimum Price Requirement") required for continued listing on the NASDAQ Global Market, the Company is not in compliance with NASDAQ Listing Rule 5450(a)(1). The notification letter has no effect on the listing of the Company's common shares at this time.

Pursuant to NASDAQ Listing Rule 5810(c)(3)(A), the Company has been provided an initial grace period of 180 calendar days, or until September 12, 2016, to regain compliance with the Minimum Price Requirement, which requires a closing bid price of the Company's common shares at or above $1.00 per share for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by September 12, 2016, NASDAQ will provide written notification that the Company's common shares are subject to delisting. If the Company is not deemed in compliance prior to September 12, 2016, but demonstrates that it meets all applicable standards for initial listing on the NASDAQ Capital Market (except the bid price requirement) on such date, it will be afforded an additional 180 calendar day compliance period.

The Company intends to monitor the bid price of its common shares between now and September 12, 2016, and will consider available options to regain compliance with the Minimum Price Requirement.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 17:01e 17-MAR-16